As filed with the Securities and Exchange Commission on December 15, 2009

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

ROLLS-ROYCE GROUP PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares of Rolls-Royce Group plc.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$139.50

1

For the purpose of this table only, the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 33-34245).

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement and incorporated herein by reference.

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of American Depositary Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Article number 17

securities

(iii)  The collection and distribution of dividends

Articles number 14 and 16

(iv)  The transmission of notices, reports and proxy

Articles number 13, 16 and 17

soliciting material

(v)  The sale or exercise of rights

Article number 15

(vi)  The deposit or sale of securities resulting from

Articles number 14 and 18

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 21 and 22

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 3

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 6 and

withdraw the underlying securities

10

(x)  Limitation upon the liability of the depositary

Articles number 15 and 19

3.  Fees and Charges

Article number 7

Item – 2.

Available Information

Public reports furnished by issuer

Article number 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of May 15, 1990, as amended and restated as of _________, 2009, among Rolls-Royce Group plc, The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. -  Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 15, 2009.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares of Rolls-Royce Group plc.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Rolls-Royce Group plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on November 12, 2009.

ROLLS-ROYCE GROUP PLC

By:  Timothy M. Rayner

Name:  Timothy M. Rayner

Title:  Company Secretary and General Counsel

Each person whose signature appears below hereby constitutes and appoints Rhonda S. Vanlowe and Thomas P. Dale, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 15, 2009.

/s/ Simon Robertson

/s/ William T. Powers, III

Name:  Simon Robertson

Name:  William T. Powers, III

Chairman

Authorized U.S. Representative

/s/ Sir John Rose

/s/ J. Feeney

Name:  Sir John Rose

Name:  J. Feeney

Director

Principal Accounting Officer

/s/ Helen Alexander

/s/ Andrew B. Shilston

Name:  Helen Alexander

Name:  Andrew B. Shilston

Director

Principal Financial Officer

/s/ Peter J. Byrom

/s/ Sir John Rose

Name:  Peter J. Byrom

Name:  Sir John Rose

Director

Chief Executive Officer

________________________________

Name:  Iain C. Conn

Director

/s/ Professor Peter Gregson

Name:  Professor Peter Gregson

Director

/s/ James M. Guyette

Name:  James M. Guyette

Director

/s/ John Rishton

Name:  John Rishton

Director

/s/ Andrew B. Shilston

Name:  Andrew B. Shilston

Director

/s/ Colin P. Smith

Name:  Colin P. Smith

Director

________________________________

Name:  Ian C. Strachan

Director

/s/ Dr. John McAdam

Name:  Dr. John McAdam

Director

/s/ Mike J. Terrett

Name:  Mike J. Terrett

Director

/s/ John Neill

Name:  John Neill

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of May 15, 1990, as amended and restated as of _______________, 2009 among Rolls-Royce Group plc,

The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.